Exhibit 99.2

. AETERNA ZENTARIS INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 X X X Fold Form of Proxy - Annual Meeting to be held on May 10, 2016 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, partnership, trust or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour of or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has speciﬁed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identiﬁed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 pm, Eastern Time, on May 6, 2016. Fold VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK! . . To Vote By Fax To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • • Complete, date and sign your form of Proxy. Fax it to Computershare Trust Company of Canada Attention: Proxy Department at 1-866-249-7775 (toll free North America) or 416-263-9524 International If you vote by telephone, the Internet or by fax, DO NOT mail back this proxy. Voting by mail or by fax may be the only method for securities held in the name of a corporation, partnership or trust or securities being voted on behalf of another individual. Voting by mail, by Internet or by fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the three voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 017TDD

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of Aeterna Zentaris Inc., hereby appoint: Mr. David A. Dodd, Chairman, President and Chief Executive Officer, or failing him Mr. Philip A. Theodore, our Corporate Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Aeterna Zentaris Inc. (the "Corporation") to be held at the offices of Norton Rose Fulbright US LLP, located on the 33rd Floor at 666 Fifth Avenue, New York, NY 10103-3198, on Tuesday, May 10, 2016 at 10:30 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Michael Cardiff	☐	☐	02. David A. Dodd	☐	☐	03.Carolyn Egbert	☐	☐
04. Juergen Ernst	☐	☐	05. Gérard Limoges	☐	☐	06. Ken Newport	☐	☐

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

To appoint PricewaterhouseCoopers LLP as auditors and to authorize the directors to determine their compensation.

3. Adoption of an Ordinary Resolution Confirming and Renewing our Stock Option Plan

For ☐ Against ☐

To consider and, if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan.

4. Adoption of an Ordinary Resolution Approving our Shareholder Rights Plan

For ☐ Against ☐

To consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 29, 2016.

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Quarterly reports

To reduce costs and help protect the environment, we will not send quarterly financial reports and related management's discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.

☐ **Please send me quarterly financial reports**
If you do not check the box or do not return this form, we will assume that you do not want to receive quarterly financial reports and MD&A.

Annual report

By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

☐ **Please do not send me annual financial statements and MD&A**
If you do not check the box or do not return this form, we will assume that you want to receive annual financial statements and MD&A.

☐ **Information Circular –** Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AEZQ 192448 AR2 999999999999

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